FORM 6-K


                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549


                          Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


For the month of October, 2002


                           Perle Systems Limited
                            (Registrant's name)

                        60 Renfrew Drive, Suite 100
                          Markham, Ontario, Canada
                                  L3R OE1
                  (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                  Form 20-F    X                Form 40-F  ___


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes ____                      No   X

Documents Included as Part of this Report

         No.               Document
         ---               -------

         1.       Management Information Circular dated October 31, 2002.

                           PERLE SYSTEMS LIMITED


                               [Perle logo]


                      MANAGEMENT INFORMATION CIRCULAR


                         GENERAL PROXY INFORMATION

Solicitation of Proxies

         This information circular (the "Information Circular") is furnished in connection with the solicitation of proxies by management of Perle Systems Limited (the "Corporation") for use at the Annual General Meeting of Shareholders (the "Meeting") to be held on Friday, November 28, 2002, at 10:00 a.m. (local time in Toronto) at the offices of Goodman and Carr LLP, 200 King Street West, Suite 2300, Main Boardroom, Toronto, Ontario, M5H 3W5, or at any adjournment(s) thereof, for the purposes set forth in the accompanying notice of the Meeting (the "Notice"). It is expected that proxies will be solicited primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers, employees and agents of the Corporation at nominal cost. The cost of the solicitation by management will be borne by the Corporation. Except as otherwise indicated, all dollar figures contained herein are stated in Canadian currency and information contained herein is given as at October 18, 2002

         This Information Circular, the accompanying proxy and the annual report are expected to be first mailed to shareholders on or about October 31, 2002.

Appointment of Proxyholders

         The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder) other than those named in the enclosed form of proxy to attend, act and vote for such shareholder at the Meeting. A shareholder desiring to appoint some other person to represent such shareholder at the Meeting may do so either by inserting such person's name in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

Deposit of Proxies

         In order to be effective, proxies must be deposited with the Secretary of the Corporation, c/o CIBC Mellon Trust Company, the Corporation's transfer agent, at 200 Queens Quay East, Unit # 6, Toronto, Ontario M5A 4K9, Attention: Proxy Department, or returned by mail in the envelope provided for that purpose, in either case so that it is received by CIBC Mellon Trust Company at the above-noted address not later than 5:00 p.m. (local time in Toronto) on November 26, 2002 (being the second business day immediately preceding the date of the Meeting) or in the case of an adjournment on the second business day immediately preceding the date of such adjourned Meeting. The proxy must be signed by the shareholder, or by his or her attorney authorized in writing, as his or her name appears on the Corporation's register of shareholders. If the shareholder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized.

Revocation of Proxies

         A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing, or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Corporation at 60 Renfrew Drive, Suite 100, Markham, Ontario, L3R 0E1 at any time up to 5:00 p.m. (local time in Toronto) on the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

Voting of Proxies

         The persons named in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions of the shareholders appointing them. If no direction is made in a proxy with respect to any matter set out therein, the proxy will be voted FOR such matter.

         The enclosed form of proxy confers discretionary authority upon the person(s) named therein with respect to amendments or variations to matters identified in the Notice to which the proxy relates and with respect to other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting. However, if any matter(s) not now known to management of the Corporation would properly come before the Meeting, the shares represented by the proxy hereby solicited will be voted on such matters in accordance with the best judgment of the person(s) voting the shares represented by such proxy.

Non-Registered Shareholders

         Only registered shareholders of the Corporation or the persons they appoint as their proxies are entitled to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered in the name of the nominee such as an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) or clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

         Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either be given a form of proxy or request for voting instructions (often called a "proxy authorization form"). In either case, Non-Registered Holders who wish their Shares to be voted at the Meeting should carefully follow the instructions of their Intermediary or other nominee, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Voting Shares

         The authorized capital of the Corporation consists of an unlimited number of common shares. As at October 18, 2002, there were 9,592,293 common shares of the Corporation were issued and outstanding. Each common share entitles the holder thereof to one vote in respect of each matter to be voted upon at the Meeting.

Record Date

         The record date for the purpose of determining the shareholders entitled to receive notice of the Meeting has been fixed as October 9, 2002 (the "Record Date"). In accordance with the provisions of the Business Corporations Act (Ontario), the Corporation has prepared a list of shareholders as at the close of business on the Record Date. Each holder of common shares named in the list will be entitled to one vote for each common share held on all resolutions put forth at the Meeting for which such shareholder is entitled to vote, except to the extent that: (i) the shareholder has transferred any of his or her common shares after the Record Date; and (ii) the transferee of those common shares produces properly endorsed share certificates or otherwise establishes that he or she owns the common shares and demands, not later than ten days before the Meeting, that his or her name be included in the list of shareholders before the Meeting, in which case the transferee will be entitled to vote such common shares at the Meeting. The failure of a shareholder to receive the Notice does not deprive him or her of the right to vote at the Meeting.


                        PRINCIPAL HOLDERS OF SHARES

         As at the date of this Information Circular, the only person who, to the knowledge of the directors or senior officers of the Corporation, beneficially owned, directly or indirectly, or exercised control or direction over, securities of the Corporation carrying more than 10% of the voting rights attaching to any class of outstanding voting securities of the Corporation is Joseph E. Perle who directly beneficially owns 1,074,257 (approximately 11%) of the outstanding common shares of the Corporation.


                           ELECTION OF DIRECTORS

         The articles of the Corporation provide that the board of directors of the Corporation shall consist of a minimum of four and a maximum of ten directors. The board of directors has resolved that the number of directors to be elected at the Meeting be fixed at five.

         The persons named in the enclosed form of proxy intend to vote such proxies FOR the election as directors of the nominees whose names are set forth below, unless the shareholder who has given the proxy directs otherwise. All of the nominees listed below presently serve as directors of the Corporation, and have so served since the dates indicated. The present term of office of each director of the Corporation will expire immediately prior to the election of directors at the Meeting. Each member of the board of directors elected at the Meeting will hold office until the next annual meeting of the shareholders of the Corporation or until his or her successor is elected or appointed.

         Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the form of proxy accompanying this Information Circular confers the right on the persons named in the proxy, in their discretion, to vote for another person or persons as directors.

         Set forth below are the names of each person proposed to be nominated for election to the board of directors at the Meeting, any positions or offices with the Corporation now held by each nominee and his or her principal occupation or employment at present and for the five preceding years.


                                                                                                                   Total Common
                                              Position with Corporation or                     Total Common           Shares
                                                 Principal Occupation if                       Shares Under        Beneficially
         Name of Nominee and                  Different from Position With      Director         Options             Owned or
      Municipality of Residence     Age                Corporation                Since         Granted(4)        Controlled(4)
      -------------------------     ---       -----------------------------     --------       -------------      -------------

     LAWRENCE S. CHERNIN (1) (2)     51          Partner, Goodman and Carr         1995            29,000                500
     Toronto, Ontario                            LLP, Barristers and
                                                 Solicitors

     GEOFFREY MATUS (1)(2)(3)        53          Chairman of H.O. Financial        1980            73,696             15,945
     Toronto, Ontario                            Limited

     JOSEPH E. PERLE (3)             56          Chairman, Secretary,              1976            357,294         1,074,257
     Toronto, Ontario                            President and  Chief
                                                 Executive Officer of the
                                                 Corporation

     E. DUFF SCOTT (1)(2)            65          President of Multibanc            1996            42,000              2,000
     Toronto, Ontario                            Financial Corp.

     NEIL SUNDSTROM                  49          Vice President of                 1997            31,000              9,000
     Sunnyvale, California                       Worldwide Sales,
                                                 Packeteer, Inc.

Notes:
(1)  Member of the Audit Committee.
(2)  Member of the Compensation Committee.
(3)  Member of the Executive Committee.
(4) The information as to the common shares beneficially owned, directly and indirectly, or over which control or direction is exercised and stock options granted is based on information furnished to the Corporation by the respective nominees as at the Record Date. The total number of common shares beneficially owned or controlled does not include the number of common shares held under options granted.


         Mr. Chernin holds a Bachelor of Arts degree, a Bachelor of Civil Law and a LL.B., all from McGill University. He has been a partner in the law firm of Goodman and Carr LLP, Toronto, since 1984. He is a member of the Canadian Bar Association and the Law Society of Upper Canada.

         Mr. Matus has served as a director of the Company since 1980. He holds a Bachelor of Commerce (Accounting and Business Administration) degree and a Bachelor of Law degree from the University of the Witwatersrand, South Africa, and a Master of Law degree from Columbia University. Since 1984, he has served as Chairman of the Board of H.O. Financial Limited, an Ontario publicly held investment company.

         Mr. Perle is Chairman of the Board of Directors, President, Chief Executive Officer and the founder of the Corporation. He received his Bachelor of Applied Science (Engineering) degree from the University of Toronto in 1969, specializing in physics and mathematics, and is a member of the Association of Professional Engineers of Ontario. He was employed by IBM from 1970 until founding the Corporation.

         Mr. Scott is currently the President of Multibanc Financial Corp., a financial services company. He is Chairman of the Board of QLT Inc., a publicly held biopharmaceutical company. He is a director of Aberdeen Global Fund Inc., a registered investment company whose securities are traded on the New York Stock Exchange and a director of several other Canadian publicly held companies. Mr. Scott is a former Chairman of The Toronto Stock Exchange.

         Mr. Sundstrom is currently the Vice President of Worldwide Sales for Packeteer, Inc., a public company founded to develop products for application adaptive bandwidth management related to the Internet and data networks. He holds a Bachelor of Arts degree from Simon Fraser University, British Columbia. He has over 16 years' experience in computer networking, including with 3Com Corporation where he was Vice President of International Business for the company's Networking Service Provider Division. Mr. Sundstrom previously spent five years with SynOptics Communications, Inc. (now Bay Networks), as Intercontinental Area Manager, and also held sales and marketing management positions with Wyse Technology and CDI Computer Distribution.


                           EXECUTIVE COMPENSATION

         The following table sets forth information for each of the three most recently completed fiscal years concerning the compensation earned by the Chief Executive Officer of the Corporation and the only other executive officers of the Corporation other than the Chief Executive Officer who earned a salary and bonus totaling in excess of $100,000 during the fiscal year ended May 31, 2002 (collectively, the "Named Executive Officers").


                                                                 Annual Compensation             Long Term
                                                                                                Compensation        All Other
Name and Principal Position               Year                 Salary             Bonus        Options Granted    Compensation(3)
                                                                 $                  $               (#)                 $
----------------------------------------------------------------------------------------------------------------------------------

Derrick Barnett(5)                        2002     (1)         178,800              4,570           122,500              -
Vice President, Finance, Chief            2001     (1)         169,300              6,430            20,000              -
Financial Officer                         2000     (1)          54,800               -               10,000              -

Alan Carney(4)                            2002     (1)         102,470              4,570            30,000              -
Vice-President                            2001     (1)         190,427               -                3,000              -
Chief Operation Officer                   2000     (2)          87,000             18,140            10,000              -

John Feeney(5)                            2002     (1)         300,807              5,484           137,917              -
Senior Vice President and                 2001     (1)         276,000              7,400            12,000              -
Chief Operating Officer                   2000     (1)         265,000            171,440            45,000              -

Peter Graham(5)                           2002     (2)         118,000             11,226            52,083            10,800
President, EMEA                           2001     (2)         108,000             66,500             3,000            10,350
                                          2000     (2)          64,500            100,221              -                8,400

Joseph Perle                              2002                 365,000               -              179,167            12,252
Chairman, President, Chief                2001                 365,000               -                 -               12,252
Executive Officer and Director            2000                 365,000             65,705            56,000            12,252


1.       Amounts are shown in Canadian dollars.
2.       Amounts are shown in Great British Pounds ((pound)).
3. The value of each Named Executive Officer's perquisites and other benefits do not exceed the lesser of $50,000 or 10% of such officer's total annual salary and bonus.
4. Mr. Alan Carney retired on September 7, 2001. All options not exercised by Mr. Carney prior to such date were cancelled.
5.       In fiscal 2002, options to purchase Common Shares granted on June
         27, 2001 were cancelled for Joe Perle, John Feeney Derrick Barnett and Peter Graham in respect of 45,833, 32,083, 27,500 and 25,000 options.



Stock Option Plan

         On October 21, 1994, the shareholders approved the 1995 Employee Stock Option Plan for the Corporation, which was amended as approved by the shareholders on October 7, 1998, October 31, 2000 and November 9, 2001 (the "Stock Option Plan"). Under the terms of the Stock Option Plan, options may be granted to eligible employees, directors, officers or service providers of the Corporation or subsidiaries of the Corporation. The exercise price of options granted under the Stock Option Plan may not be less than the closing Market Price (as that term defined in the Stock Option Plan) for the common shares of the Corporation on The Toronto Stock Exchange. Typically, options are exercisable annually on a cumulative basis as to one-fifth of the optioned shares each year (for five years from the date of grant) and expire ten years from the date of grant. Options may be exercised, in general, only if the optionholder remains continuously employed by the Corporation or a subsidiary thereof from the date of grant to the date of exercise. The Stock Option Plan contains certain anti-dilution provisions and is administered by the Compensation Committee of the board of directors. The maximum aggregate number of common shares which may currently be issued to eligible persons pursuant to the Stock Option Plan is 2,317,000.

Executive Bonus Plan

         Pursuant to the Corporation's executive bonus plan (the "Executive Bonus Plan"), each year all officers are entitled to receive bonuses equal to predetermined percentages of their base salary if the Corporation achieves its projected operating targets during such year as determined by the board of directors. The amounts received for the fiscal year ended May 31, 2002 by the Named Executive Officers are set out in the Summary Compensation Table above.

Stock Option Grants and Exercises

         The following table sets out information relating to the individual grants of stock options to purchase common shares of the Corporation during the fiscal year ended May 31, 2002 to each of the Named Executive Officers:


                       Options Granted During the Most Recently Completed Fiscal Year
----------------------------------------------------------------------------------------------------------------------------------
                                              % of Total Options                       Market Value of
                           Number of Common       Granted to                            Common Shares
                             Shares Under        Employees in                       Underlying Options on
                            Options Granted       Fiscal 2002     Exercise or Base    the Date of Grant
          Name                                                          Price                                  Expiration Date
----------------------------------------------------------------------------------------------------------------------------------
                                                                    (Cdn$/Share)         (Cdn$/Share)
Derrick Barnett(2)                60,000               9%               1.20                 1.20               June 27, 2011
                                   2,500              22%               0.71                 0.71             December 31, 2011
                                  60,000              20%               0.63                 0.63             February 26, 2012

Alan Carney(1)                    30,000               5%               1.20                 1.20               June 27, 2011

John Feeney(2)                    70,000              11%               1.20                 1.20               June 27, 2011
                                   2,917              25%               0.71                 0.71             December 31, 2011
                                  65,000              22%               0.63                 0.63             February 26, 2012

Peter Graham(2)                   50,000               8%               1.20                 1.20               June 27, 2011
                                   2,083             100%               0.70                 0.70             March 27, 2012

Joseph Perle(2)                  100,000              15%               1.20                 1.20               June 27, 2011
                                   4,167              36%               0.71                 0.71             December 31, 2011
                                  75,000              25%               0.63                 0.63             February 26, 2012

(1)   Mr. Alan Carney retired on September 7, 2001. All options not exercised by Mr. Carney prior to such date were cancelled.

(2)   In fiscal 2002, options to purchase Common Shares granted on June 27, 2001 were cancelled for
      Joe Perle, John Feeney, Derrick Barnett and Peter Graham in respect of 45,833, 32,083, 27,500 and 25,000 options, respectively.


         The following table sets out information with respect to individual exercises of stock options during the fiscal year ended May 31, 2002 by each of the Named Executive Officers and the fiscal year-end number and value of unexercised options held, on an aggregate basis:


Options Exercised During the Most Recently Completed Fiscal Year and Fiscal Year-End Option Values

------------------------------------------------------------------------------------------------------------------------------
                               Common         Aggregate                                    Value of Unexercised in-the-money
                          Shares Acquired       Value       Number of Unexercised Options            Options as at
Name                        on Exercise      Realized (1)        as at May 31, 2002                 May 31, 2002(2)
------------------------------------------------------------------------------------------------------------------------------
                                                          Exercisable    Unexercisable      Exercisable       Unexercisable
                                                          ---------------------------------------------------------------------
                                     (#)         (Cdn$)       (#)            (#)             (Cdn$)               (Cdn$)
Derrick Barnett(3)                   Nil            Nil     34,500          80,500              Nil                  Nil
Alan Carney(4)                       Nil            Nil        Nil             Nil              Nil                  Nil
John Feeney(3)                       Nil            Nil     73,619          98,769              Nil                  Nil
Peter Graham(3)                      Nil            Nil     15,616          20,467              Nil                  Nil
Joseph Perle(3)                      Nil            Nil    210,000          92,121              Nil                  Nil
------------------------------------------------------------------------------------------------------------------------------

1.    Calculated as the difference between the fair market value of the Company's Common Shares at the time of the option exercise and the exercise price.
2.    Market value expressed in Canadian dollars of underlying securities at exercise date or year-end, as the case may be, minus the exercise price of options. As at May 31, 2002 the closing price for the Common Shares on OTCBB and the TSE was $0.29 and Cdn$0.48, respectively.
3.    In fiscal 2002, options to purchase Common Shares granted on June 27, 2001 were cancelled for Joe Perle, John Feeney,
      Derrick Barnett and Peter Graham in respect of 45,833, 32,083, 27,500 and 25,000 options, respectively.
4.    Ceased to be an employee on September 7, 2001. All options not exercised by Mr. Carney prior to such date were cancelled.


Employment Contracts

         Mr. Joseph Perle is employed as the President and Chief Executive Officer of the Company under an employment agreement dated February 26, 2002 at an annual base salary as may be agreed to between the Company and Mr. Perle (currently $365,000). The employment agreement provides that Mr. Perle, upon termination of his services without cause, is entitled to a lump sum payment equal to thirty months' salary plus a bonus amount equal to 50% his regular salary for the thirty month period. In addition Mr. Perle is entitled to receive any accrued bonus and other employment benefits including vacation pay.

         Mr. John Feeney is employed as the Senior Vice President and Chief Operating Officer of the Company under an employment agreement dated February 26, 2002, at an annual base salary as may be agreed to between the Company and Mr. Feeney (currently Cdn$305,000). The employment agreement provides that Mr. Feeney upon termination of his services without cause, is entitled to a lump sum payment equal to twenty four months' salary plus a bonus amount equal to 50% of his regular salary for the twenty four month period. In addition, Mr. Feeney is entitled to receive any accrued bonus and other employment benefits including vacation pay.

         Mr. Derrick Barnett is employed as the Vice President Finance and Chief Financial Officer of the Company under an employment agreement dated February 26, 2002, at an annual base salary as may be agreed to between the Company and Mr. Barnett (currently Cdn$206,000). The employment agreement provides that Mr. Barnett, upon termination of his services without cause, is entitled to a lump sum payment equal to eighteen months salary plus a bonus amount equal to 50% of his regular salary for the eighteen month period. In addition Mr. Barnett is entitled to receive any accrued bonus and other employment benefits including vacation pay.


                      REPORT ON EXECUTIVE COMPENSATION

         The Compensation Committee of the board of directors consists of Messrs. Chernin, Matus and Scott. None of the members of the Compensation Committee was an officer or employee of the Corporation or any of its subsidiaries during the 2002 fiscal year.

         Under the supervision of the Compensation Committee, the Corporation has developed and implemented compensation policies, plans, and programs which seek to enhance the long-term growth in the value of the Corporation, and thus shareholder value, by closely aligning the financial interests of the Corporation's senior managers with those of its shareholders. In furtherance of these goals, compensation is generally set at levels that allow the Corporation to rely, to some degree, on a combination of annual and incentive compensation, in order to attract and retain corporate officers and other key employees of outstanding abilities.

         Compensation of the executive officers, as well as other senior executives, consists of an annual base salary and an executive bonus calculated as a percentage of annual base salary. The Executive Bonus Plan is tied to the Corporation's success in achieving its financial goals determined in accordance with the Executive Bonus Plan (described above under "Executive Bonus Plan").

         At the beginning of each fiscal year, the Compensation Committee establishes an annual salary for the Chief Executive Officer, together with any modification thereto as it deems appropriate, reviews and approves the executive bonus plan for all of the Corporation's senior executives, including the Chief Executive Officer and advises the Chief Executive Officer with respect to the annual salary plan for the Corporation's other senior executives. The salary plans are developed based on industry, peer group and national surveys, and performance judgments as to the past and expected future contribution of each individual senior executive.

         In addition, at the beginning of each fiscal year, specific performance goals are established for the purpose of determining the executive bonus compensation. These goals are tied to the financial results of the Corporation and performance against these goals is assessed.

         During each fiscal year, the Compensation Committee considers the desirability of granting senior executives, employees and directors, including executive officers, options to purchase common shares through the Corporation's Stock Option Plan. The exercise price of options granted under the Stock Option Plan may not be less than the closing Market Price (as that term is defined in the Stock Option Plan) for the common shares of the Corporation on The Toronto Stock Exchange. In the granting of options to individuals, the Compensation Committee reviews with the Chief Executive Officer the recommended individual awards, taking into account anticipated performance requirements and the contribution of each individual. The same process is used with respect to the granting of options to the Chief Executive Officer.

         In evaluating the performance and setting the annual and incentive compensation of the Chief Executive Officer and the Corporation's other senior management, the Compensation Committee has taken particular note of management's success towards the development of key corporate projects such as acquisitions and financings. The Compensation Committee has also taken into account management's consistent commitment to the long-term success of the Corporation through the development of new or improved products.

         Based on its evaluation of these factors, the Compensation Committee believes that senior management of the Corporation is dedicated to achieving long-term growth in the value of the Corporation and that the compensation policies and incentive programs implemented by the Compensation Committee have contributed to achieving this management focus.

         The foregoing report is submitted by the Compensation Committee of the Board of Directors.

         Lawrence S. Chernin
         Geoffrey Matus
         E. Duff Scott


                    SHAREHOLDER RETURN PERFORMANCE GRAPH

         Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return relating to the Corporation's common shares with the cumulative total return of the NASDAQ and the NASDAQ Computer Manufacturers' Index for the period of five fiscal years commencing June 1, 1997, and ended May 31, 2002. The graph assumes US$100 invested on June 1, 1997, in the Corporation's common shares and each of the indices


                          SHAREHOLDER RETURN PERFORMANCE GRAPH

                              Graphic omitted


----------------------------------------------------------------------
       Date          Nasdaq US &    Nasdaq Computer   Perle Systems
                       Foreign       Manufacturers       Limited
----------------------------------------------------------------------
      May-02             154.15           141.41            17.18
      Apr-02             161.15           148.35             23.7
      Mar-02              176.3           169.29             23.7
      Feb-02             165.41           159.57             23.7
      Jan-02             184.89           187.57            29.62
      Dec-01             186.51           183.12            26.07
      Nov-01             184.67           182.61            33.77
      Oct-01             161.58           153.46            27.84
      Sep-01             143.22           126.14            37.91
      Aug-01             172.63           158.66            49.17
      Jul-01             193.94            188.4            49.17
      Jun-01             206.84           202.52            52.13
      May-01             144.79           217.46            47.99
      Apr-01             145.09           232.82            53.32
      Mar-01             126.13            206.3               50
      Feb-01             147.36           235.82            68.48
      Jan-01             190.33           345.55           103.67
      Dec-00             169.63           289.52            40.76
      Nov-00             178.46           352.15            96.27
      Oct-00             231.98           518.34            140.7
      Sep-00             253.22           569.98           181.46
      Aug-00             289.99           640.97           162.91
      Jul-00             259.43            562.3           164.75
      Jun-00             274.19           558.59           196.27
      May-00             234.12           477.23           185.13
      Apr-00             266.21           570.65           303.61
      Mar-00             316.32              644           392.48
      Feb-00             325.25           605.51           536.91
      Jan-00             272.01           495.64           536.91
      Dec-99             281.13           514.03           496.15
      Nov-99             230.25           435.21           214.75
      Oct-99             204.64           369.01            148.1
      Sep-99             189.17           344.76            148.1
      Aug-99             188.85           345.96            148.1
      Jul-99             181.95           306.38           179.56
      Jun-99             185.06            303.4           155.51
      May-99             170.03           265.41           112.03
      Apr-99             174.77           281.13           125.89
      Mar-99                169           272.67           137.03
      Feb-99             157.16           251.57           161.08
      Jan-99             172.37           298.67           183.29
      Dec-98              150.8           242.16           133.29
      Nov-98             134.05           203.07           151.84
      Oct-98             121.63           185.18           112.91
      Sep-98             116.19           178.21           107.41
      Aug-98             102.77           147.86            88.86
      Jul-98             128.76           170.36           111.08
      Jun-98             130.48            162.5           111.08
      May-98             122.75           143.49           111.08
      Apr-98             129.78           146.87           111.08
      Mar-98              127.6           137.07           118.48
      Feb-98             122.92           137.71              100
      Jan-98             112.21           121.54            87.03
      Dec-97             108.87           111.35            92.59
      Nov-97             110.92           117.28            96.27
      Oct-97             110.69           116.09           111.08
      Sep-97             117.02           125.49           103.67
      Aug-97             110.14            121.3           103.67
      Jul-97             110.42           121.75           103.67
      Jun-97                100              100              100



                         COMPENSATION OF DIRECTORS

         In respect of the 2002 fiscal year, the compensation paid by the Corporation to independent directors consisted of a combination of stock options and cash remuneration. Cash remuneration includes an annual retainer, a fee per board meeting for attending in person, an annual fee for the chairman of a committee of the board, an annual fee for each member of a committee of the board and a fee per committee meeting for attending in person. For purposes of director compensation, the independent directors are Messrs. Scott and Sundstrom. Compensation to other directors consists only of stock options. During fiscal 2002, Messrs. Scott and Sundstrom received total cash compensation of Cdn$7,250 and Cdn$3,750, respectively.

     INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

         The following describes the indebtedness to the Corporation of the directors, officers and employees of the Corporation and subsidiaries of the Corporation. All such amounts are secured demand loans made by the Corporation to such directors and officers to purchase common shares of the Corporation. As of October 18, 2002 the aggregate amount of the demand loans was equal to US$114,781 plus Cdn$49,936. Such demand loans bear interest at rates between 2 1/2% and 5% per annum. No common shares of the Corporation were purchased by directors, officers and employees of the Corporation with financial assistance by the Corporation in fiscal 2002. Common shares are pledged to the Corporation as security for such indebtedness, as more particularly described in the table set out below.


         Table of Indebtedness of Directors, Executive Officers and
            Senior Officers Under Securities Purchase Programs

                                                Largest                          Financially
                                                Amount                            Assisted
                            Involvement of    Outstanding       Amount            Securities
     Name and                  Issuer or         During      Outstanding as    Purchases During      Security for
Principal Position            Subsidiary      Fiscal 2002    October 18, 2002     Fiscal 2002        Indebtedness
------------------          --------------    -----------    ----------------  ----------------      -------------
                                                (Cdn$)            (Cdn$)          (#)

JOSEPH PERLE, Chairman,        Loan            $114,781         $114,781           Nil                58,686 common shares
President and Chief                           Cdn$49,936      Cdn$49,936
Executive Officer



               INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

         Pursuant to an agreement between the Corporation and Mandukwe Inc., Mandukwe Inc. provides the personal services of Mr. Geoffrey Matus to the Corporation as (i) a consultant in the financial and business planning areas; (ii) a director; and (iii) a member of the board committees, if appointed. The fee billed from Mandukwe Inc. in the 2002 fiscal year was Cdn$76,564. The agreement may be terminated by either party at any time upon one month's notice. Mandukwe Inc. is a company controlled by Mr. Matus.

         Mr. Chernin, a director of the Corporation, is a partner in the law firm of Goodman and Carr LLP, which provides legal services to the Corporation and is expected to continue to do so in fiscal 2003.


                            MANAGEMENT CONTRACTS

         Please refer to "Interests of Insiders in Material Transactions".


                       CORPORATE GOVERNANCE PRACTICES

         In 1994, The Toronto Stock Exchange Committee on Corporate Governance in Canada issued a series of proposed guidelines for effective corporate governance (the "TSX Guidelines"). The TSX Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The TSX has adopted as a listing requirement the disclosure by each listed company incorporated in Canada, on an annual basis, of its approach to corporate governance with reference to the TSX Guidelines.

         Set out below is a description of the Corporation's approach to corporate governance in relation to the TSX Guidelines.

1.       Mandate of Board of Directors

         The board of directors is responsible for the stewardship of the Corporation and is required to act with a view to the best interests of the Corporation. This responsibility is discharged in several ways, including:

(i)      Adoption of a strategic plan

         Senior management is required to maintain an ongoing evaluation of its strategic plan and to report to the Board. On an annual basis, the Board reviews and approves a one year plan developed by management. The plan includes financial resource requirements as well as strategic direction encompassing technologies, market analysis and geographic expansion.

(ii) Identification of principal risks and implementation of risk management systems

         Management of the Corporation provides an operational review of the Corporation to the Board on a quarterly basis, and more frequently, if necessary. In connection therewith, the Board discusses various planning matters and identifies business risks associated with the activities of the Corporation, as it considers appropriate.

(iii)    Succession planning and monitoring senior management

         In accordance with its legal responsibilities, the Board appoints officers of the Corporation. The President and Chief Executive Officer of the Corporation makes recommendations to the Board as to various senior management positions.

(iv)     Communication policy

         The Board has implemented structures to ensure effective communication between the Corporation, its shareholders and the public. The annual financial statements, quarterly financial statements and management information circulars are all submitted to the Board for approval prior to their release.

(v)      Integrity of internal control and management information systems

         Through the Audit Committee, the Board has a means of assessing the strength of the Corporation's internal control and management information systems. The Audit Committee meets with the external auditors on an annual basis.

2.       Composition of Board of Directors

         The Board currently consists of five members, two of whom are "unrelated" directors within the meaning of the TXE Guidelines (that is, independent of management and free of any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act as a director with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings). Mr. Perle, a nominee proposed for election to the Board, is related within the meaning of the TSX Guidelines, as he is a member of management. Mr. Matus is the sole shareholder of Mandukwe Inc., a consulting company that provides certain consulting services to the Corporation. Such activities are conducted on an arm's length basis and the fees payable by the Corporation to Mandukwe Inc. may be material to Mandukwe Inc.'s business as a whole. Mr. Chernin is a partner in the law firm of Goodman and Carr LLP, which provides legal advice to the Corporation on an ongoing basis. Such activity is conducted on an arm's length basis and is not material to Goodman and Carr's business as a whole. Messrs. Scott and Sundstrom are unrelated directors as defined in the TSX Guidelines.

         The Corporation does not have a "significant shareholder," defined by the TSX Guidelines to be a shareholder with the ability to exercise a majority of the votes for the election of directors. As well, none of the directors are related to one another. All directors except for Mr. Perle are "outside" directors of the Corporation as none of them are current or former officers of the Corporation. The Corporation does not have formal position descriptions for the Board members.

3.       Nomination and Assessment of Board and Committees

         The Board as a whole determines nominees to the Board, since the Board has not appointed a formal nominating committee as such. The Board as a whole assesses the effectiveness of its committees and the contribution of individual directors. As a result of this ongoing assessment, the Board from time to time makes changes to the composition of its members and its committees.

4.       Orientation and Education

         Board members meet in a series of informal and formal meetings with members of senior management and are provided with detailed materials concerning the technology industry and the business and management of the Corporation. From time to time, corporate officers and legal, financial and other experts are invited to attend Board meetings to describe matters in their areas of expertise.

5.       Size of Board

         The Board has considered its size with a view of the impact of size upon its effectiveness and has concluded that at this time, given the Corporation's scope of activity, five directors is the appropriate number required to carry out the Board's responsibilities effectively while maintaining a diversity of views and experience.

6.       Review of Board's Compensation

         The Compensation Committee, in consultation with senior management, periodically makes recommendations to the Board concerning the compensation of directors. The Corporation allows all directors to participate in the Corporation's Stock Option Plan but does not require directors to hold common shares of the Corporation.

7.       Committees

         During fiscal 2002, the board of directors held a total of 10 meetings. A majority of the members of the board of directors attended all of the Board meetings and their respective committee meetings held during the fiscal year.

         The Corporation has three committees of its board of directors: the Executive Committee, the Audit Committee and the Compensation
Committee.

Executive Committee

         The Executive Committee is responsible for the management and direction of the business and affairs of the Corporation between meetings of the board of directors. The Executive Committee currently consists of two members of the board of directors, being Messrs. Matus and Perle. In fiscal 2002, the Executive Committee met on an informal basis as required.

Audit Committee

         The Corporation is required by applicable corporate law to have an audit committee comprising at least three directors, a majority of whom are not officers or employees of the Corporation or its affiliates. Messrs. Chernin, Matus and Scott are currently members of the Audit Committee. The Audit Committee meets with the financial officers of the Corporation and the independent auditors to review financial reporting matters, internal accounting control systems and the overall audit plan and examines quarterly and annual financial statements before their presentation to the board of directors. The auditors of the Corporation are entitled to notice of and to attend all meetings of the Audit Committee. In fiscal 2002, the Audit Committee met six times.

Compensation Committee

         The Compensation Committee establishes, reviews and approves compensation arrangements for the Chief Executive Officer of the Corporation. The committee and the Chief Executive Officer review and comment upon compensation arrangements for all other officers of the Corporation. The Compensation Committee currently consists of three members of the board of directors, being Messrs. Chernin, Matus and Scott. The Compensation Committee held one meeting in fiscal 2002.

Corporate Governance Committee

         The Board has not established a corporate governance committee as the Board has determined that it is appropriate, given the Corporation's scope of activity, for the entire Board to assume responsibility for corporate governance matters.

8.       Independence of Board

         The Board as a whole has responsibility for corporate governance issues and part of that responsibility is to ensure that it can function independent of management. To enhance its ability to act independent of management, the Board may meet in the absence of members of management and the related directors or may excuse such persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. The Board has also adopted a policy of permitting individual directors under appropriate circumstances to engage legal, financial or other expert advisors at the Corporation's expense.


                  APPOINTMENT AND REMUNERATION OF AUDITORS

         Unless such authority is withheld, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Ernst & Young LLP, Chartered Accountants, Toronto, Ontario ("Ernst & Young"), as the auditors of the Corporation to hold office until the next annual meeting of shareholders of the Corporation, or until their successors are appointed, and to authorize the board of directors to fix the remuneration of the auditors.

         Ernst & Young have audited the Corporation's financial statements for each fiscal year since the fiscal year ended May 31, 1976.
Representatives of Ernst & Young are expected to be present at the Meeting and will be given an opportunity to respond to appropriate questions asked by shareholders.


                     AVAILABILITY OF CERTAIN DOCUMENTS

         The Corporation shall provide to any person upon written request to the Secretary of the Corporation at any time:

         (i) one copy of the Corporation's annual information form consisting of the Corporation's annual report on Form 20-F under the United States Securities Exchange Act of 1934, together with one copy of any document, or the pertinent pages of any document incorporated by reference therein;

         (ii) one copy of the comparative financial statements of the Corporation for its most recently completed fiscal year together with the accompanying report of the auditors and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed fiscal year end; and

         (iii) one copy of the Annual Report Supplement prepared in accordance with generally accepted accounting principles
                  (GAAP) in Canada in U.S. dollars together with one copy of any document incorporated by reference therein, and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed fiscal year end prepared in accordance with Canadian GAAP;

         (iv) one copy of the management information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, provided that the Corporation may require payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation. Written requests for a copy of the above documents should be directed to the Investor Relations Department, Perle Systems Limited, 60 Renfrew Drive, Suite 100, Markham, Ontario, Canada L3R 0E1.


                                  GENERAL

         The annual report and consolidated financial statements of the Corporation and the report of the auditors to the shareholders of the Corporation in respect of the fiscal year ended May 31, 2002 will be placed before the shareholders of the Corporation.


                                  APPROVAL

         The board of directors of the Corporation has approved the contents and the sending of this Information Circular to the shareholders of the Corporation.


DATED the 18th day of October 2002.



/s/ Joseph E. Perle
JOSEPH E. PERLE
Secretary

                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 31, 2002

                                            PERLE SYSTEMS LIMITED


                                            By:   /s/ Joseph E. Perle
                                                  -----------------------------
                                                  Joseph E. Perle
                                                  President and Chief Executive
                                                  Officer